UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM U-3A-2
              STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY
                           HOLDING COMPANY ACT OF 1935

                      To Be Filed Annually prior to March 1

                             BLACK HILLS CORPORATION

                   For the fiscal year ended December 31, 1999

Black Hills Corporation hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information.

ITEM 1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR ("EWG") OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.

Black Hills Corporation

         Black Hills Corporation is a South Dakota corporation headquartered in Rapid City, South Dakota. The corporation is a public utility holding company and is the ultimate parent corporation of the Black Hills organization.
Subsidiaries of Black Hills Corporation are engaged in the generation, transmission, distribution and sale of electricity, the production, marketing and transportation of natural gas, oil, and coal, and the provision of communications, cable and internet services. Black Hills Corporation is publicly traded and is listed on the New York Stock Exchange.

Black Hills Power, Inc.

         Black  Hills  Power,  Inc.  ("Black  Hills  Power")  is a South  Dakota
corporation and a wholly owned subsidiary of Black Hills Corporation, headquartered in Rapid City, South Dakota. Black Hills Power is a public utility engaged in the generation, transmission, distribution and sale of electricity to approximately 57,700 customers in eleven counties in western South Dakota, eastern Wyoming and southwestern Montana. Black Hills Power is the only public utility subsidiary of Black Hills Corporation.

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Wyodak Resources Development Corp.

         Wyodak Resources Development Corp. ("Wyodak") is a Delaware corporation and a wholly owned subsidiary of Black Hills Corporation, headquartered in Rapid City, South Dakota with its principal place of business in Gillette, Wyoming. Wyodak owns and operates a surface coal mine in the Powder River Basin of Wyoming. Wyodak produces and markets coal to numerous unrelated third parties and also supplies coal to Black Hills Power. Subsidiaries of Wyodak are engaged in the businesses of producing and marketing coal, oil and natural gas.

Black Hills Exploration & Production, Inc.

         Black Hills Exploration & Production, Inc. ("BHEP") is a Wyoming corporation and a wholly owned subsidiary of Wyodak headquartered in Rapid City, South Dakota. BHEP engages in oil exploration and production in Wyoming, Montana, North Dakota, Colorado, California, Texas, Oklahoma, Louisiana and New Mexico.

Landrica Development Company

         Landrica Development Company ("LDC") is a South Dakota corporation and a wholly owned subsidiary of Wyodak, headquartered in Rapid City, South Dakota. LDC is the owner of a coal benefication plant located near Gillette, Wyoming. The plant is currently in the testing phase, but LDC hopes to commence production within the next year.

Black Hills Capital Group, Inc.

         Black Hills Capital Group, Inc. ("BHCG") is a South Dakota corporation and a wholly owned subsidiary of Wyodak headquartered in Rapid City, South Dakota. BHCG is a holding company for subsidiaries which are engaged in the production and marketing of coal, oil and natural gas and in also the communications, cable, and internet industries.

Black Hills Fiber Systems, Inc.

         Black Hills Fiber Systems, Inc. ("BHFS") is a South Dakota corporation and a wholly owned subsidiary of BHCG, headquartered in Rapid City, South Dakota. BHFS is a fifty-one percent member of Black Hills Fibercom, LLC and is the parent corporation of DAKSOFT, Inc.

Black Hills Fibercom, LLC

         Black Hills Fibercom, LLC ("BHFC") is a South Dakota limited liability company headquartered in Rapid City, South Dakota. The company consists of two members, BHFS and GLA New Ventures, LLC. The company is engaged in the business of providing telephone, cable and internet services in the Black Hills region of western South Dakota.

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DAKSOFT, Inc.

         DAKSOFT, Inc. ("Daksoft") is a South Dakota corporation and a wholly owned subsidiary of BHFS headquartered in Rapid City, South Dakota. Daksoft develops and markets internally generated computer software to its affiliates and to unrelated third parties.

Enserco Energy, Inc.

         Enserco Energy, Inc. ("Enserco") is a South Dakota corporation and a wholly owned subsidiary of BHCG headquartered in Golden, Colorado. Enserco is engaged in the business of marketing natural gas on a wholesale basis in the Rocky Mountain and Pacific Coast regions of the United States. Enserco is also the sole member of VariFuel, LLC.

VariFuel, LLC

         VariFuel, LLC ("VariFuel") is a South Dakota limited liability company and a wholly owned subsidiary of Enserco headquartered in Chicago, Illinois. The company is engaged in marketing retail natural gas in the metropolitan area of Chicago, Illinois. VariFuel does not own or operate any facilities used for the distribution (at retail or wholesale) of natural gas or manufactured gas.

Black Hills Coal Network, Inc.

         Black Hills Coal Network, Inc. ("BHCN") is a South Dakota corporation and a wholly owned subsidiary of BHCG headquartered in Mason, Ohio. BHCN markets coal in the Northeastern, Atlantic and Great Lakes regions of the United States.

Black Hills Energy Resources, Inc.

         Black  Hills  Energy  Resources,   Inc.  ("BHER")  is  a  South  Dakota
corporation and a wholly owned subsidiary of BHCG headquartered in Houston, Texas. BHER engages in the marketing and transportation of oil.

Black Hills Energy Pipeline, LLC

         Black Hills Energy Pipeline, LLC is a Delaware limited liability company and a wholly owned subsidiary of BHER headquartered in Houston, Texas. The company is a 32.33% limited partner in Millennium Pipeline Company, L.P., a Texas limited partnership which owns and operates an oil pipeline in the Gulf Coast Region of Texas.

Black Hills Millennium Pipeline, Inc.

         Black Hills Millennium Pipeline, Inc. is a South Dakota corporation and a wholly owned subsidiary of BHER headquartered in Houston, Texas. The company is a 1.0% general partner in Millennium Pipeline Company, L.P. a Texas limited partnership which owns and operates an oil pipeline in the Gulf Coast Region of Texas.

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Black Hills Energy Terminal, LLC

         Black Hills Energy Terminal, LLC is a South Dakota limited liability company and a wholly owned subsidiary of BHER headquartered in Houston, Texas. The company is a 32.33% limited partner in Millennium Terminal Company, L.P., a Texas limited partnership which owns and operates an oil terminal and storage facility.

Black Hills Millennium Terminal, Inc.

         Black Hills Energy Terminal, LLC is a South Dakota corporation and a wholly owned subsidiary of BHER headquartered in Houston, Texas. The company is a 1.0% general partner in Millennium Terminal Company, L.P., a Texas limited partnership which owns and operates an oil terminal and storage facility.

Millennium Pipeline Co., L.P.

         Millennium Pipeline Co., L.P. is a Texas limited partnership which owns and operates an oil pipeline in the Gulf Coast region of Texas. Millennium Pipeline Co., L.P. is 33% owned by subsidiaries of Black Hills Corporation and 66% owned by subsidiaries of Equilon Energy.

Millennium Terminal Co., L.P.

         Millennium Terminal Co., L.P. is a Texas limited partnership which owns and operates an oil terminal and storage facility. Millennium Terminal Co., L.P. is 33% owned by subsidiaries of Black Hills Corporation and 66% owned by subsidiaries of Equilon Energy.

Black Hills Energy Capital, Inc.

         Black Hills Energy Capital, Inc. ("BHEC") is a Delaware corporation and a wholly owned subsidiary of Black Hills Corporation headquartered in Wheeling, Illinois. The corporation is engaged in the independent power industry. Through its subsidiaries the corporation holds investments in numerous hydroelectric and natural gas fired electric generating facilities located in New York, Massachusetts, Colorado and California that are either qualifying facilities ("QF"), or owned by EWGs.

Black Hills Berkshire, LLC

         Black Hills Berkshire, LLC is a Delaware limited liability company and a wholly owned subsidiary of BHEC. The company is presently inactive.

Black Hills Capital Development, Inc.

         Black Hills Capital Development, Inc. is an Illinois corporation and a wholly owned subsidiary of BHEC. The corporation is presently inactive.

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Black Hills North America, Inc.

         Black Hills North America, Inc. is a Delaware corporation and a wholly owned subsidiary of BHEC headquartered in Wheeling, Illinois. The corporation holds a one percent general partnership interest in Indeck North American Power Fund, L.P., which, through its subsidiary, is an investor in electric generating facilities in Massachusetts and California that are either QFs, or owned by EWGs.

North American Funding, LLC

         North American Funding, LLC is a Delaware limited liability company and a wholly owned subsidiary of BHEC headquartered in Wheeling, Illinois. The company is an investor in one electric generating facility in Massachusetts and two in California that are either QFs, or owned by EWGs.

EIF Investors, Inc.

         EIF Investors, Inc. is a Delaware corporation and a wholly owned subsidiary of BHEC headquartered in Wheeling, Illinois. The corporation holds BHEC's investment in Energy Investors Fund, L.P, Energy Investors Fund II, L.P., and Energy Investors Fund III, L.P., which in turn hold investments in numerous electric generating facilities that are either QFs, or owned by EWGs in the United States and elsewhere

Black Hills High Desert, Inc.

         Black Hills High Desert, Inc. is a Delaware corporation and a wholly owned subsidiary of BHEC. The corporation is currently inactive.

Black Hills Idaho Operations, LLC

         Black Hills Idaho Operations, LLC, is a Delaware limited liability company and a wholly owned subsidiary of BHEC. The company is headquartered in Wheeling, Illinois. The company is engaged in the business of providing plant operating services to two qualifying natural gas fired facilities located in the cities of Rupert and Glenns Ferry, Idaho.

Indeck North American Power Partners, LP

         Indeck North American Power Partners, LP ("INAPP") is a Delaware limited partnership headquartered in Wheeling, Illinois. BHEC holds direct and indirect limited and general partnership interests in INAPP totaling 53.33%. BHEC also provides management services to INAPP. INAPP is the sole general partner of Indeck North American Power Fund, L.P.

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Indeck North American Power Fund, LP

         Indeck North American Power Fund, LP ("INAPF") is a Delaware limited partnership headquartered in Wheeling, Illinois. BHEC holds direct and indirect limited and general partnership interests in INAPF totaling 38.33%. BHEC also provides management services to INAPF. INAPF holds investments in two natural gas fired cogeneration facilities located in Massachusetts and California that are either QFs, or owned by EWGs.

Black Hills Ontario, LLC

         Black Hills Ontario, LLC is a Delaware limited liability company with operations in Ontario, California. BHEC holds direct and indirect membership interests in the company totaling 50%. BHEC is also a manager of the company. The company owns and operates a natural gas fired qualifying cogeneration facility in Ontario, California.

Indeck Harbor, LLC

         Indeck Harbor, LLC ("Indeck Harbor") is a Delaware limited liability company with operations in Long Beach, California. BHEC indirectly holds a 39% membership interest in Indeck Harbor. Indeck Harbor owns seventy percent of the capital stock of Harbor Cogeneration Company, an EWG that owns and operates a natural gas fired cogeneration facility in Long Beach, California.

Indeck Auburndale, LLC

         Indeck Auburndale, LLC is a Delaware limited liability company and a wholly owned subsidiary of INAPF. The company is currently inactive.

Indeck Gordonsville, LLC

         Indeck Gordonsville, LLC is a Delaware limited liability company and a wholly owned subsidiary of INAPF. The company is currently inactive.

AHDC, LLC

         AHDC, LLC is a New York limited liability company and a wholly owned subsidiary of Adirondack Hydro Development Corporation ("Adirondack Hydro"), an EWG that is described in detail in Item No. 4(a), below. AHDC, LLC is headquartered in South Glens Falls, New York. The company holds the right to receive annuity payments resulting from the buy-out of several power purchase agreements.

Middle Falls Corporation

         Middle Falls Corporation is an inactive New York corporation and a wholly owned subsidiary of Adirondack Hydro. The corporation is headquartered in South Glens Falls, New York.

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Middle Falls II, LLC

         Middle Falls II, LLC is an inactive New York limited liability company that is a wholly owned subsidiary of Adirondack Hydro. The company is headquartered in South Glens Falls, New York.

Sissonville Corporation

         Sissonville Corporation is a New York corporation and a wholly owned subsidiary of Adirondack Hydro. The corporation is headquartered in South Glens Falls, New York. The corporation holds a 49% limited partnership interest in Sissonville Limited Partnership, an EWG that owns a hydroelectric generating facility on the Hudson River system in New York.

Sissonville II, LLC

         Sissonville II, LLC is a New York limited liability company and a wholly owned subsidiary of Adirondack Hydro. The company is headquartered in South Glens Falls, New York. The company holds a 1% general partnership interest in Sissonville Limited Partnership, an EWG that owns a hydroelectric generating facility on the Hudson River system in New York.

Sissonville Limited Partners, LLC

         Sissonville Partners, LLC is a New York limited liability company and a wholly owned subsidiary of Sissonville Limited Partnership. The company is headquartered in South Glens Falls, New York. The company holds the debt used to finance the construction of the hydroelectric generating facility owned by Sissonville Limited Partnership.

State Dam Corporation

         State Dam Corporation is a New York corporation and a wholly owned subsidiary of Adirondack Hydro. The corporation is headquartered in South Glens Falls, New York. The corporation holds a 49.0% limited partnership interest in NYSD Limited Partnership, an EWG that owns a hydroelectric generating facility on the Hudson River system in New York.

State Dam II, LLC

         State Dam II, LLC is a New York limited liability company and a wholly owned subsidiary of Adirondack Hydro. The company is headquartered in South Glens Falls, New York. The company holds a 1.0% general partnership interest in NYSD Limited Partnership, an EWG that owns a hydroelectric generating facility on the Hudson River system in New York.

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NYSD Partners, LLC

         NYSD Partners, LLC is a New York limited liability company and a wholly owned subsidiary of NYSD Limited Partnership. The company is headquartered in South Glens Falls, New York. The company holds the debt used to finance the construction of the hydroelectric generating facility owned by NYSD Limited Partnership.

Warrensburg Corporation

         Warrensburg Corporation is a New York corporation and a wholly owned subsidiary of Adirondack Hydro. The corporation is headquartered in South Glens Falls, New York. The corporation holds a 98% limited partnership interest in Warrensburg Hydro Power Limited Partnership, an EWG that owns a hydroelectric generating facility located on the Hudson River system of New York.

Warrensburg II Corporation

         Warrensburg Corporation is a New York corporation and a wholly owned subsidiary of Adirondack Hydro. The corporation is headquartered in South Glens Falls, New York. The corporation holds a 2% general partnership interest in Warrensburg Hydro Power Limited Partnership, an EWG that owns a hydroelectric generating facility located on the Hudson River system of New York.

South Glens Falls, LLC

         South Glens Falls, LLC is a Delaware limited liability company. The company is directly and indirectly wholly owned by BHEC. The company is headquartered in South Glens Falls, New York. The company is a 0.5% general partner in South Glens Falls, L.P., which owns a qualified hydroelectric generating facility on the Hudson River system of New York.

South Glens Falls, L.P.

         South Glens Falls, L.P. is a New York limited partnership. The partnership is headquartered in South Glens Falls, New York. BHEC, through its subsidiaries owns a 0.5% general partnership interest and a 29.7% limited partnership interest in the partnership. The partnership owns a qualified hydroelectric generating facility on the Hudson River System of New York.

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ITEM  2. A BRIEF  DESCRIPTION  OF THE PROPERTIES OF CLAIMANT  AND  EACH  OF  ITS
         SUBSIDIARY   PUBLIC  UTILITY   COMPANIES   USED  FOR  THE   GENERATION,
         TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED
         GAS,   INDICATING   THE  LOCATION  OF  PRINCIPAL   GENERATING   PLANTS,
         TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

                               ELECTRIC PROPERTIES

         The  following   table   provides   information   on  the   generation,
transmission and distribution facilities of Black Hills Power.

Generation Facilities

         During 1999, 99 percent of the fuel used by Black Hills Power to generate electricity, measured in Btus (British thermal units), was coal. Black Hills Power's generation facilities include: the Ben French Plant in Rapid City, South Dakota, consisting of five 20 MW combustion turbines, a 25 MW coal-fired steam boiler and four 2.5 MW oil-fired internal combustion units; Neil Simpson I and Neil Simpson II near Gillette, Wyoming, coal units with capacities of 21.76 and 88.9 MW, respectively; Osage Plant in Osage, Wyoming, a 34.5 MW coal-fired plant; and the Wyodak Plant (20% share, co-owned with PacifiCorp) near Gillette, Wyoming, at which Black Hills is entitled to 72.4 MW of capacity.

Generating Units

Name of Plant                          Year of         Rating         Principal
                                       Installation    (Kilowatts)    Fuel
                                       ------------    -----------    ---------
Osage Plant - Osage, (WY)              1948-1952       34,500         Coal
Ben French Station-Rapid City, (SD)    1960            25,000         Coal
                                       1965            10,000         Oil
                                       1977-1979       100,000        Oil or gas
Neil Simpson Station-Gillette, (WY)    1969            21,760         Coal
                                       1995            88,900         Coal
Wyodak Plant - Gillette, (WY)          1978            72,400         Coal
                                                       ------
                                       Total           352,560
                                                       =======

Of the 352.56 MW total installed capacity, 135 MW of Black Hills Power's installed capacity is presently located in South Dakota, with an additional
217.56 MW located in Wyoming  due

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to the  abundance  of low sulfur coal in that state.  By  constructing  its coal plants in close proximity to their fuel source, Black Hills Power is able to provide economical power to its customers and eliminate the substantial cost of transporting coal by rail to its generating facilities.

Transmission and Distribution Facilities

         Because 97% of Black Hills Power's service territory and 96% of its customers' load is located in South Dakota, 2,064 miles (96%) of Black Hills Power's 2,153 miles of distribution lines are also located in that State, with an 63 additional miles (3%) of distribution lines serving Black Hills Power's Wyoming customers and 26 miles (1%) of distribution lines serving its Montana customers.

         Black Hills Power owns transmission lines consisting of 447 miles of 230 kV transmission lines, 530 miles of 69 kV lines and 8 miles of 47 kV lines. Black Hills Power also jointly owns 43 miles of 230 kV transmission lines with Basin Electric Power Cooperative. Over six hundred miles of Black Hills Power's transmission lines (59%) are located in South Dakota, with 289 additional line-miles (28%) in Wyoming that are used to transmit the economical power generated by Black Hills Power's mine-mouth coal-fired facilities located in Wyoming to its load centers in South Dakota. Black Hills also owns 40 miles of transmission line (4%) in Montana that are used to serve its customers in that State and 94 miles of transmission line (9%) in Nebraska, the sole purpose of which is to interconnect Black Hills Power with the Western Area Power Administration's facilities in Stegall, Nebraska.

         In addition to the facilities identified above, Black Hills Power owns a service center in Rapid City, several district office buildings at various locations within its service area and an eight-story home office building in Rapid City, South Dakota, housing its home office on four floors, with the balance of the building rented to others.

                          NON-ELECTRIC ENERGY PROPERTIES

         Non-electric energy properties consist of coal mining properties, oil and natural gas properties and energy marketing properties.

Coal Mining Properties

         Wyodak Resources is engaged in mining and processing sub-bituminous coal near Gillette in Campbell County, Wyoming, and owns or has user rights in the necessary mining, processing and delivery equipment to fulfill its sales contracts. The coal averages 8,000 Btus per pound. Mining rights to the coal are based upon four federal leases and one state lease. The estimated recoverable coal from the leases as of December 31, 1999 is 277,717,000 tons, of which 19,934,000 tons are committed to be sold to the Wyodak Plant and approximately 24,150,000 tons to Black Hills Power's other plants.

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Oil and Natural Gas Properties

         Black Hills Exploration and Production operates 298 wells as of December 31, 1999. The majority of these wells are in the Finn Shurley Field, located in Weston and Niobrara Counties, Wyoming. Black Hills Exploration and
Production does not operate, but owns a working interest in 284 producing properties located in the western and southern United States. Black Hills Exploration and Production also owns a 44.7 percent non-operating interest in a natural gas processing plant located at the Finn Shurley Field.

Energy Marketing Properties

         In 1999, Black Hills Energy Resources formed Black Hills Millennium Pipeline Company to own a minority interest in a 200 mile pipeline in Texas. The pipeline has a capacity of 67,000 barrels per day. The majority owner and operator of the pipeline is Equilon Pipeline Company LLC.

ITEM 3. THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

         Black Hills Power is the only public utility company subsidiary of Black Hills Corporation. Black Hills Power conducts its utility business substantially within the state of South Dakota.

    (A) NUMBER OF KWH OF ELECTRIC ENERGY SOLD (AT RETAIL OR WHOLESALE), AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL.

         Retail:  1,501,805,000 kwh

    (B) NUMBER OF KWH OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED.

         Out of state: 126,009,000 kwh (Wyoming) + 12,928,000 kwh (Montana) = 138,937,000 kwh

    (C) NUMBER OF KWH OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.

         Electricity generated by Black Hills Power's generating plants is primarily sold to retail customers located in South Dakota. Energy purchased outside of the state of South Dakota from other utilities is resold at wholesale outside the state. Black Hills Power also engages in non-firm energy/opportunity sales outside the state of South Dakota.

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

    (D) NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS PURCHASED OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED OR AT THE STATE LINE.

         Approximately 170,083,000 kwh of electric energy were purchased from Pacificorp in Wyoming. The electric energy purchased from PacifiCorp was primarily resold at wholesale in Wyoming. Black Hills Power also purchased approximately 11,388,000 kwh from Rocky Mountain Generating Company in Wyoming, that was primarily resold at wholesale in that state.

ITEM 4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES
         DOLLARS:

    (A) NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

    (B) NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN SUCH EWG OR FOREIGN UTILITY COMPANY; AND DESCRIPTION OF THE INTEREST HELD.

    (C) TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

    (D) CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY COMPANY DURING THE REPORTING PERIOD.

    (E) IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENT(S).

Black Hills Generation, Inc.

(a) Black Hills Generation, Inc. ("Black Hills Generation" formerly WYGEN, Inc.) is an exempt wholesale generator ("EWG") that is incorporated in Wyoming. Its business address is 625 9th Street, P.O. Box 1400, Rapid City, SD 57709. In August of 1999, Black Hills Generation began initial engineering and site preparation for an 80 megawatt coal-fired electric generation facility to be located near Gillette, Wyoming, at the Wyodak coal mine. Black Hills Generation will also construct transmission facilities sufficient to deliver electric energy from the plant to the Black Hills Power transmission system through an interconnection with the Wyodak Substation. The facility is scheduled to be completed in 2003. Black Hills Generation is also developing a 40 MW combustion turbine located in Gillette, Wyoming that is expected to be on line on May 1, 2001.

(b)  Black Hills Generation is wholly owned by Wyodak.

(c) Black Hills Corporation, through its wholly owned subsidiary, Wyodak, has made capital contributions to Black Hills Generation totaling $501,000. Black Hills Corporation made loans to Black Hills Generation totaling $52,319,000 in 1999 and $8,553,000 in 2000. These loans were repaid in full in July, 2000.

(d) Total equity as of December 31, 1999 was $85,870. Net losses for the twelve month period ended December 31, 1999 were $108,504.

(e)  None.

Black Hills Colorado, LLC

(a) Black Hills Colorado, LLC ("Black Hills Colorado" formerly named Indeck Colorado, LLC), is an EWG that was incorporated in Delaware and performs its business from 1075 Noel Ave, Wheeling, IL 60090. FERC accepted Black Hills Colorado's application for EWG status in an order reported at 91 FERC
     P. 62,131 (2000). Black Hills Colorado owns and operates two natural gas-fired combustion turbines, an 80 MW facility located at the Arapahoe Power Station in Denver, Colorado, and a 40 MW facility located at the Valmont Power Station in Boulder, Colorado. As part of the agreement under which Public Service Company of Colorado ("PSCo") permitted Black Hills Generation to develop the facilities, the EWG has agreed to sell-back the power and energy produced from the facilities to PSCo for a period of seven years following their completion.

(b)  Black Hills Colorado is wholly owned by BHEC.

(c) Black Hills Generation, Inc. and Indeck Capital, Inc. made equity contributions of $21,277,539.65 and $359,803.41, respectively, in June, 2000 for a total of $21,637,343.06. On July 7, 2000, Indeck Capital, Inc. was merged into Black Hills Energy Capital, Inc., a wholly owned subsidiary of Black Hills Corporation. In July, 2000 the equity interest of Black Hills Generation, Inc. in Black Hills Colorado was purchased by Black Hills Energy Capital, Inc. Black Hills Energy Capital, Inc., Wyodak and BHEP have guaranteed letters of credit totaling $19.5 million which provide credit support to Black Hills Colorado's $60 million of project debt.

(d) As of December 31, 1999, Black Hills Colorado, LLC had total negative equity of $262,178. Its net loss for the twelve month period ended December 31, 1999 was $262,178.

(e)  None.

Harbor Cogeneration Company

(a) Harbor Cogeneration Company ("Harbor Cogen") is an EWG and a California corporation that owns an 80 MW cogeneration facility located near the City of Long Beach in Los Angeles County, California. Harbor Cogen is administered from 1075 Noel Ave, Wheeling, IL 60090. Harbor Cogen's application for EWG status was approved by FERC in a Letter Order reported at 86 FERC P. 62,188 (1999). The project output is ordinarily sold on a merchant basis to the California ISO; however, the facility is not currently operating. Harbor Cogen's facilities are directly connected to Southern California Edison Company's 230 kV transmission system through a step-up transformer owned by Harbor Cogeneration.

(b) BHEC indirectly (by and through its interests in North American Funding, LLC and Indeck North American Power Fund, L.P.) owns a 45.37% interest in Indeck Harbor, LLC, which, in turn, owns 70% of the stock of the EWG. Thus BHEC's indirect interest in Harbor Cogen is approximately 31.77%.

(c) On March 30, 1987, South Coast Energy Company contributed $840,000 to Harbor Cogen. South Coast Energy Company's interest was later acquired by Indeck Harbor, LLC, which Black Hills Corporation is now the indirect owner of 45.37% of. Black Hills Corporation's indirect investment in the company equates to $381,108. There are presently no direct or indirect guarantees by Black Hills Corporation in favor of Harbor Cogen or recourse debt to any system company.

(d) As of December 31, 1999, Harbor Cogen had total equity of $36,255,576. For the twelve months ended December 31, 1999, Harbor Cogen's earnings totaled $10,150,243.

(e)  None.

Adirondack Hydro Development Corporation

(a) Adirondack Hydro Development Corporation ("Adirondack Hydro") is a Delaware corporation, located at 39 Hudson Falls Road, South Glens Falls, NY 12803. In Adirondack Hydro Development Corporation, 92 FERC P. 62,165 (2000), FERC determined that Adirondack Hydro was an EWG. AHDC owns the Otter Creek Facility, a 0.525 MW net capacity hydroelectric facility located on the Otter Creek in the Town of Greig, in Lewis County, New York. Adirondack Hydro also holds direct and indirect interests in other EWGs including Northern Electric Power Co., L.P., Hudson Falls, LLC, Sissonville Limited Partnership, Warrensburg Hydro Power Limited Partnership, NYSD Limited Partnership and Adirondack Operating Services, LLC.

(b)  Adirondack Hydro is wholly owned by BHEC.

(c) Black Hills Corporation has indirectly invested $21,042,691.25 in Adirondack Hydro through its wholly owned subsidiary, BHEC. There are no direct or indirect guaranties by Black Hills Corporation in favor of Adirondack Hydro. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Adirondack Hydro.

(d) As of December 31, 1999, Adirondack Hydro had total equity of $15,009,163. For the twelve month period ended December 31, 1999 net earnings totaled $34,089.

(e) Adirondack Hydro is a party to a service contract with its wholly owned subsidiary Adirondack Operating Services, LLC, wherein Adirondack Hydro receives management and administrative services from Adirondack Operating Services, LLC. Adirondack Operating Services, LLC provides these services at cost.

Northern Electric Power Co., L.P.

(a) Northern Electric Power Co., L.P., ("Northern Electric") is a New York limited partnership located at 39 Hudson Falls Road in South Glens Falls, New York 12803. On January 14, 1994, FERC determined that Northern Electric was an EWG. Northern Electric Power Co., 66 FERC P. 61,060 (1994). Northern Electric owns Hudson Falls, a FERC jurisdictional 36.1 MW net capacity QF located on the Hudson River near the Town of Moreau, in Saratoga and Washington Counties, New York. The Hudson Falls facility was granted qualifying status in Northern Electric Power Co., LP, 65 FERC P. 62,231
     (1993) and has filed several self-certifications of qualifying status thereafter.

(b) Adirondack Hydro (49.25%) and BHEC (0.75%) indirectly own half of the 1% general partnership interest in Northern Electric, and Adirondack Hydro owns a 29.7% limited partnership interest in Northern Electric.

(c) Adirondack Hydro contributed $3,137,798 to Northern Electric in 1995. Black Hills Corporation acquired Adirondack Hydro on July 7, 2000 with the merger of Adirondack Hydro's parent, Indeck Capital, Inc. into BHEC. Allstate Insurance Company and Allstate Life Insurance Company contributed $4,184,253 and $2,091,342 to Northern Electric, respectively, in 1995. Adirondack Hydro acquired one-half of each of their respective limited partnership interests on December 4, 2000. There are no direct or indirect guaranties in favor of Northern Electric by Black Hills Corporation. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Northern Electric.

(d) As of December 31, 1999, Northern Electric had total equity of $15,769,125. For the twelve month period ended December 31, 1999 net earnings totaled $1,708,777.

(e) Northern Electric is a party to a service contract with Adirondack Operating Services, LLC, wherein Adirondack Operating Services, LLC provides management, administrative and operating services to Northern Electric. Adirondack Operating Services, LLC provides these services at cost.

Hudson Falls, LLC

(a) Hudson Falls, LLC ("Hudson Falls") is a New York limited liability company whose business address is 39 Hudson Falls Road, South Glens Falls, New York 12803. Hudson Falls holds one-half of the general partnership interest in Northern Electric. FERC determined that Hudson Falls was an EWG in Hudson Falls, LLC, 73 FERC P. 61,062 (1995).

(b)  Adirondack Hydro (98.5%) and BHEC (1.5%) jointly own Hudson Falls.

(c) The original members of the company, Adirondack Hydro, J. Forester, R. Dudley and S. Chwiecko, contributed $10,683.43, $790.00, $790.00 and $790.00, respectively, to Hudson Falls in 1995. Adirondack Hydro subsequently bought the interests of all of the other original members of the company when it was acquired by Indeck Capital, Inc. in 1997. A 1.5% interest was then transferred by Adirondack Hydro to Indeck Capital, Inc. Black Hills Corporation indirectly acquired 100% of Hudson Falls through the merger of Indeck Capital, Inc. into its wholly owned subsidiary BHEC on July 7, 2000. There are no direct or indirect guarantees of any Hudson Falls debt by Black Hills Corporation. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Hudson Falls.

(d) As of December 31, 1999, Hudson Falls had total equity of $948. For the twelve month period ended December 31, 1999 net earnings totaled $17,088.

(e) Hudson Falls is a party to a service contract with Adirondack Operating Services, LLC, wherein Adirondack Operating Services, LLC provides management and administrative services to Hudson Falls. Adirondack Operating Services, LLC provides these services at cost.

Sissonville Limited Partnership

(a) Sissonville Limited Partnership ("Sissonville") is a limited partnership formed under the laws of the State of New York. Its business address is 39 Hudson Falls Road, South Glens Falls, New York 12803. Sissonville is an EWG that owns and operates a hydroelectric facility with an installed capacity of 2.3 MW which is located on the Raquette River in the Town of Potsdam, St. Lawrence County, New York. FERC approved Sissonville's application for EWG status in an order reported at 92 FERC P. 62,129 (2000).

(b) Adirondack Hydro is presently the indirect owner of 1% general partnership and 49% limited partnership interests in Sissonville by an through its interests in Sissonville Corporation and Sissonville II, LLC.

(c) Adirondack Hydro contributed $102 to Sissonville on September 1, 1989. Black Hills Corporation indirectly acquired this interest through the merger of Sissonville's ultimate parent corporation, Indeck Capital, Inc., into BHEC on July 7, 2000. On October 27, 2000, Adirondack Hydro contributed an additional $2,673,424 to Sissonville. There are no direct or indirect guarantees by Black Hills Corporation in favor of Sissonville. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Sissonville.

(d) As of December 31, 1999, Sissonville had total negative equity of $4,615,815. For the twelve month period ended December 31, 1999 net earnings totaled $655,311.

(e) Sissonville is a party to a service contract with Adirondack Operating Services, LLC, wherein Adirondack Operating Services, LLC provides management, administrative and operating services to Sissonville. Adirondack Operating Services, LLC provides these services at cost.

Warrensburg Hydro Power Limited Partnership

(a) Warrensburg Hydro Power Limited Partnership ("Warrensburg Hydro") is a New York limited partnership, which is headquartered at 39 Hudson Falls Road, South Glens Falls, New York 12803. Warrensburg Hydro is an EWG that owns and operates a hydroelectric facility with an installed capacity of 2.835 MW which is located on the Schroon River in the Town of Warrensburg, Warren County, New York. Warrensburg's application for EWG status was approved by FERC in an order reported at 92 FERC P. 62,157 (2000).

(b) Warrensburg is an indirect wholly owned subsidiary of Adirondack Hydro by and through Adirondack Hydro's ownership of Warrensburg Corporation and Warrensburg II Corporation.

(c) The original partners, Adirondack Hydro, Dominion Energy, Inc. and Dominion Cogen NY, Inc., contributed $300,000, $2,254,000 and $46,000, respectively, to Warrensburg on December 30, 1987. On October 31, 1998, Adirondack Hydro purchased the partnership interests held by Dominion Energy, Inc. and Dominion Cogen NY, Inc. Adirondack then transferred its limited and general partnership interests in Warrensburg to its wholly owned subsidiaries, Warrensburg Corporation and Warrensburg II Corporation, respectively. Black Hills Corporation acquired indirect ownership of Warrensburg on July 7, 2000 when its wholly owned subsidiary BHEC merged with Warrensburg ultimate parent, Indeck Capital, Inc. There are no direct or indirect guarantees by Black Hills Corporation in favor of Warrensburg. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Warrensburg.

(d) As of December 31, 1999, Warrensburg had total negative equity of $4,255,852. For the twelve month period ended December 31, 1999 net losses totaled $303,031.

(e) Warrensburg is a party to a service contract with Adirondack Operating Services, LLC, wherein Adirondack Operating Services, LLC provides management, administrative and operating services to Warrensburg. Adirondack Operating Services, LLC provides these services at cost.

NYSD Limited Partnership

(a) NYSD Limited Partnership ("NYSD") is a limited partnership formed under the laws of the State of New York. Its business address is 39 Hudson Falls Road, South Glens Falls, New York 12803. NYSD is an EWG that owns and operates a hydroelectric facility with an installed capacity of 10.83 MW which is located on the Mohawk River in the Town of Waterford and City of Cohoes in Saratoga and Albany Counties, New York. FERC approved NYSD's application for EWG status in an order reported at 92 FERC P. 62,158
     (2000).

(b) Adirondack Hydro is the indirect owner of 1% general partnership and 49% limited partnership interests in NYSD by and through its ownership of interests in State Dam Corporation and State Dam II, LLC.

(c) Adirondack Hydro contributed $513,102 to NYSD on December 1, 1989. Black Hills Corporation indirectly acquired this interest through the merger of NYSD's ultimate parent corporation, Indeck Capital, Inc., into BHEC on July 7, 2000. On October 27, 2000, Adirondack Hydro contributed an additional $8,642,777 to NYSD. There are no direct or indirect guarantees by Black Hills Corporation in favor of NYSD. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of NYSD.

(d) As of December 31, 1999, NYSD had total negative equity of $21,965,142. For the twelve month period ended December 31, 1999 net losses totaled $3,511,737.

(e) NYSD is a party to a service contract with Adirondack Operating Services, LLC, wherein Adirondack Operating Services, LLC provides management, administrative and operating services to NYSD. Adirondack Operating Services, LLC provides these services at cost.

Adirondack Operating Services, LLC

(a) Adirondack Operating Services, LLC ("Adirondack Operating") is a limited liability company incorporated in New York whose business address is 39 Hudson Falls Road, South Glens Falls, New York 12803. Adirondack Operating operates seven associated hydroelectric generating facilities (both EWGs and QFs) located in New York State. On October 12, 1995, FERC issued a determination that Adirondack Operating is an EWG. Adirondack Operating Services, LLC, 73 FERC P. 61,061
     (1995).

(b)  Adirondack Hydro (98.5%) and BHEC (1.5%) jointly own Adirondack Operating.

(c) Adirondack Hydro contributed $1,000 to Adirondack Operating on August 11, 1995. Black Hills Corporation indirectly acquired this interest through the merger of Adirondack Operating's ultimate parent corporation, Indeck Capital, Inc., into BHEC on July 7, 2000. There are no direct or indirect guarantees by Black Hills Corporation in favor of Adirondack Operating. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Adirondack Operating.

(d) As of December 31, 1999, Adirondack Operating had total equity of $1,000. Adirondack Operating had no profit or loss for the twelve month period ended December 31, 1999.

(e) Adirondack Operating provides management, administrative and operating services to the following Black Hills Corporation subsidiaries: Adirondack Hydro, Warrensburg, NYSD, Sissonville, Hudson Falls, Northern Electric and South Glens Falls, L.P. Adirondack Operating provides these services at cost.

Indeck Pepperell Power Associates, Inc.

(a) Indeck Pepperell Power Associates, Inc. ("Indeck Pepperell"), an EWG that is incorporated in Delaware and located at 1075 Noel Ave., Wheeling, IL 60090. Indeck Pepperell owns a 38 MW cogeneration facility located in Pepperell, Massachusetts near the James River Pepperell, Inc. paper mill. Pepperell Power Associates Limited Partnership's (the predecessor to Indeck Pepperell) application for EWG status was granted by FERC in Pepperell Power Associates Limited Partnership, 62 FERC P. 61,182 (1993).

(b) BHEC owns a 48.67% limited partnership interest in Indeck Pepperell indirectly by and through its interests in North American Funding, LLC and Indeck North American Power Fund, L.P.

(c) Indeck Pepperell has total paid in capital of $10,442,513.56. Of that amount, $5,082,371.35 is attributable to Black Hills Corporation through its ownership interests in North American Funding, LLC and Indeck North American Power Fund, L.P. There are no direct or indirect guarantees by Black Hills Corporation in favor of Indeck Pepperell. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Indeck Pepperell.

(d) As of December 31, 1999, Indeck Pepperell had total equity of $5,551,238. Indeck Pepperell had net losses of $1,134,376 for the twelve month period ended December 31, 1999.

(e)  None.

Jamaica Private Power Company

(a) Jamaica Private Power Company ("Jamaica Power"), an EWG that is a Jamaican limited liability company. Jamaican Power owns a 60 MW diesel combined cycle facility located in Rockfort, Kingston, Jamaica. Jamaica Power's application for EWG status was granted by FERC in Jamaica Private Power Company Limited, 67 FERC P. 61,279 (1994).

(b) BHEC's owns a 0.5% GP interest in Energy Investors Fund II, L.P. ("EIFII") which, in turn, holds a 15.7% Class B Membership in Jamaica Power.

(c) BHEC has invested $6.71 million in EIFII. EIFII has invested $7.32 million in Jamaica Power. There are no direct or indirect guarantees by Black Hills Corporation in favor of Jamaica Power. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Jamaica Power.

(d) As of December 31, 1999, the total cost of Jamaica Power's facility was $144,000,000. EIF received a $536,325 distribution in January of 2000 for the twelve month period ended December 31, 1999.

(e)  None.

P.H. Rio Volcan, S.A.

(a) P.H. Rio Volcan, S.A. ("Rio Volcan"), an EWG that is incorporated in Costa Rica and located at Santo Domingo de Heredia del Hotel Bouganville 200 Mts. Al Este de la Iglesia Catolica, Heredia, Costa Rica. Rio Volcan owns a 17 MW hydroelectric facility located in the District of Sarapiqui, Canton of Alajuela, Province of Alajuela, Costa Rica. Rio Volcan's application for EWG status was granted by FERC in P.H. Rio Volcan, S.A., 82 FERC P. 62,029
     (1998).

(b) BHEC holds a 0.5% GP interest in EIFII. EIFII holds a 35% ownership interest in Rio Volcan.

(c) BHEC has invested $6.71 million in EIFII. EIFII has invested $2 million in the project. There are no direct or indirect guarantees by Black Hills Corporation in favor of Rio Volcan. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Rio Volcan.

(d) As of December 31, 1999, the total cost of Rio Volcan was $33,600,000. Rio Volcan had net income of $330,000 in excess of budget for the twelve month period ended December 31, 1999.

(e)  None.

P.H. Don Pedro, S.A.

(a)  P.H. Don Pedro,  S.A. ("Don Pedro"),  an EWG that is  incorporated in Costa
     Rica, with its principal business offices located at Santo Domingo de Heredia del Hotel Bouganville 200 Mts. Al Este de la Iglesia Catolica, Heredia, Costa Rica. Don Pedro owns a 14.5 MW hydroelectric facility located in the District of Sarapiqui, Canton of Alajuela, Provice of Alajuela, Costa Rica. Don Pedro's application for EWG status was granted by FERC in P.H. Don Pedro, S.A., 78 FERC P. 62,198 (1997).

(b) BHEC holds a 0.5% GP interest in EIFII. EIFII holds a 29% ownership interest in Don Pedro.

(c) BHEC has invested $6.71 million in EIFII. EIFII has invested $2 million in the project. There are no direct or indirect guarantees by Black Hills Corporation in favor of Don Pedro. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Don Pedro.

(d) As of December 31, 1999, the total cost of Don Pedron was $25,200,000. Don Pedro had net income of $318,000 in excess of budget for the twelve month period ended December 31, 1999 but did not make any distributions to its owners in 1999.

(e)  None.

Berkshire Power Company, L.L.C.

(a) Berkshire Power Company, L.L.C. ("Berkshire Power"), a Massachusetts limited liability company with its principal office located at 200 High Street, 5th Floor, Boston, MA 02110 is an EWG that was formed to construct and own an eligible 270 MW facility located in Agawam, Massachusetts. Berkshire Power's application for EWG status was granted by FERC in Berkshire Power Company, L.L.C., 89 FERC P. 62,164 (2000).

(b) BHEC owns a 5.4% interest in Project Finance Fund III ("EIFIII"). EIFIII holds a 25.8% equity interest in Berkshire Power.

(c) The total cost of the Berkshire Power facility was $200,000,000 as of December 31, 1999. Of that amount, $51,600,000 is attributable to EIFIII. There are no direct or indirect guarantees by Black Hills Corporation in favor of Berkshire Power. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Berkshire Power.

(d) As of December 31, 1999, The total cost of the Berkshire Power facility was $200,000,000. Berkshire Power had no revenues in the twelve month period ended December 31, 1999.

(e)  None.

MASSPOWER

(a) MASSPOWER, a Massachusetts general partnership with its principal place of business at One Bowdoin Square, Boston, MA 02114-2910, is an EWG that owns and operates an eligible 270 MW facility located in Springfield, Massachusetts. MASSPOWER's application for EWG status was granted in MASSPOWER, 83 FERC P. 62,273 (1998).

(b) BHEC owns a 5.4% interest in EIFIII. EIFIII holds a 17.5% equity interest in MASSPOWER.

(c) The total cost of the MASSPOWER facility was $240,000,000 as of December 31, 1999. Of that amount, $42,000,000 is attributable to EIFIII. There are no direct or indirect guarantees by Black Hills Corporation in favor of MASSPOWER. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of MASSPOWER.

(d) As of December 31, 1999, the total cost of the MASSPOWER facility was $240,000,000. MASSPOWER's net income for the twelve month period ending December 31, 1999, was $1.7 million above budget. EIFIII received total cash distributions of $2.5 million for the same period.

(e)  None.

                                    EXHIBIT A

         On December 23, 2000, the public-utility holding company now known as Black Hills Corporation, by and through a stockholder share exchange, became the parent of the public-utility company formerly known as Black Hills Corporation, which subsequently changed its name to Black Hills Power. The consolidated financial statements for Black Hills Corporation, attached hereto as Exhibit A, do not reflect the reorganization, or the separation of the public-utility holding company from the electric utility company because no separate consolidating financial statements for Black Hills Corporation have been prepared since the restructuring occurred.

                             BLACK HILLS CORPORATION
                                (PARENT COMPANY)

                           FINANCIAL STATEMENTS AS OF
                           DECEMBER 31, 1999 AND 1998

                             BLACK HILLS CORPORATION
                                (Parent Company)

                        BALANCE SHEETS - REGULATORY BASIS
                                As of December 31

                                                            1999         1998
                                                            ----         ----
                                                              (in thousands)
    ASSETS

Utility plant:
    Electric plant                                       $ 510,087    $ 502,427
    Less accumulated depreciation                         (185,703)    (176,149)
                                                         ---------    ---------
                                                           324,384      326,278
    Construction work in progress                           22,800        4,833
                                                         ---------    ---------

      Net utility plant                                    347,184      331,111
                                                         ---------    ---------

Investments:
    Investment in Wyodak Resources Development Corp.        70,876       60,790
    Other investments                                        3,484        3,284
                                                         ---------    ---------

      Total investments                                     74,360       64,074
                                                         ---------    ---------

Current assets:
    Cash and cash equivalents                                3,798        9,313
    Available for sale-securities                            5,345       10,191
    Receivables-
      Customers                                             11,242       11,466
      Intercompany                                          61,155          802
      Other                                                  2,578        2,447
    Materials, supplies and fuel                             7,158        7,207
    Prepayments                                              2,560        2,334
                                                         ---------    ---------

      Total current assets                                  93,836       43,760
                                                         ---------    ---------

Deferred charges:
    Debt expense                                             1,955        2,125
    Federal income tax benefit                               5,879        5,863
    Regulatory asset                                         3,944        3,978
    Other                                                      659          493
                                                         ---------    ---------

      Total deferred charges                                12,437       12,459
                                                         ---------    ---------
                                                         $ 527,817    $ 451,404
                                                         =========    =========

                             BLACK HILLS CORPORATION
                         BALANCE SHEETS-REGULATORY BASIS
                                As of December 31
                                   (continued)

                                                               1999      1998
                                                               ----      ----
                                                                 (in thousands)
    CAPITALIZATION AND LIABILITIES

Capitalization, per accompanying statement:
    Common stock equity                                      $225,118   $209,848
    Long-term debt                                            160,700    162,030
                                                             --------   --------

    Total capitalization                                      385,818    371,878
                                                             --------   --------

Current liabilities:
    Current maturities of long-term debt                        1,330      1,330
    Accounts payable                                            4,312      4,285
    Notes payable                                              60,000         --
    Accrued liabilities-
      Taxes                                                     6,944      5,468
      Interest                                                  3,822      3,692
      Other                                                     2,793      2,768
                                                             --------   --------

         Total current liabilities                             79,201     17,543
                                                             --------   --------

Deferred credits:
    Federal income taxes                                       47,106     45,950
    Investment tax credits                                      3,022      3,514
    Regulatory liability                                        5,179      5,661
    Other                                                       7,491      6,858
                                                             --------   --------

      Total deferred credits                                   62,798     61,983
                                                             --------   --------

Commitments and contingent liabilities (Notes 6, 7, 8 and 10)
                                                             $527,817   $451,404
                                                             ========   ========

                             BLACK HILLS CORPORATION
                                (Parent Company)

                     STATEMENTS OF INCOME - REGULATORY BASIS
                             Years ended December 31

                                                          1999           1998
                                                          ----           ----
                                                             (in thousands)

Revenue                                                $ 133,222      $ 129,236
                                                       ---------      ---------

Operating expenses:
    Fuel and purchased power                              31,556         32,938
    Operation and maintenance                             20,970         19,642
    Administrative and general                             6,330          5,869
    Depreciation and amortization                         15,552         14,881
    Taxes, other than income taxes                         6,528          6,010
                                                       ---------      ---------
                                                          80,936         79,340
                                                       ---------      ---------
       Operating income                                   52,286         49,896
                                                       ---------      ---------

Other income (expense):
    Interest expense                                     (13,830)       (13,572)
    Allowance for funds used during construction             197            219
    Other, net                                             1,155            894
                                                       ---------      ---------
                                                         (12,478)       (12,459)
                                                       ---------      ---------
Income before income taxes and equity in earnings
    of unconsolidated subsidiary                          39,808         37,437
Income taxes                                             (12,446)       (12,612)
                                                       ---------      ---------
Income before equity in earnings of
     unconsolidated subsidiary                            27,362         24,825
Equity in earnings of unconsolidated subsidiary           10,086          1,084
                                                       ---------      ---------
    Net income                                         $  37,448      $  25,909
                                                       =========      =========

Earnings per share of common stock - basic and
diluted                                                $    1.73      $    1.19
                                                       =========      =========

Weighted average common shares outstanding
    Basic                                                 21,640         21,714
                                                       =========      =========
    Diluted                                               21,677         21,756
                                                       =========      =========

               STATEMENTS OF RETAINED EARNINGS - REGULATORY BASIS
                             Years ended December 31

                                                           1999          1998
                                                           ----          ----
                                                             (in thousands)

Balance, beginning of year                              $ 147,875     $ 143,703
Net income                                                 37,448        25,909
Cash dividends on common stock ($1.04 and $1.00
      per share, respectively)                            (22,602)      (21,737)

Balance, end of year                                    $ 162,721     $ 147,875
                                                        =========     =========

                                    EXHIBIT B

                             Financial Data Schedule

1.       Total Assets:     $93,836,000 (1999 calendar year)

2.       Total Operating Revenues:  $133,222,000 (1999 calendar year)

3.       Net Income:       $37,448,000 (1999 calendar year)

More detailed information on each of these items are provided in Exhibit A, above.

                                    EXHIBIT C

   Organizational Charts Showing Relationship of Each EWG or Foreign Utility
          Company to Associate Companies in the Holding Company System


Exempt Wholesale Generators (EWGs):
----------------------------------------------------------------
1.       ADIRONDACK HYDRO DEVELOPMENT CORPORATION

Black Hills Corporation
  Black Hills Energy Capital, Inc.
    Adirondack Hydro Development Corporation

2.       BLACK HILLS COLORADO, LLC

Black Hills Corporation
  Black Hills Energy Capital, Inc.
    Black Hills Colorado, LLC

3.       INDECK PEPPERELL POWER ASSOCIATES, INC.

Black Hills Corporation
  Black Hills Energy Capital, Inc.
    Indeck North American Power Fund, LP
    Black Hills North America, Inc.
    North American Funding, LLC
    Indeck North American Power Partners, LP
     Indeck Pepperell Power Associates, Inc.

4.       HARBOR COGENERATION COMPANY

Black Hills Corporation
  Black Hills Energy Capital, Inc.
    North American Funding, LLC
    Black Hills North America, Inc.
      Indeck North American Power Partners, LP
        Indeck North American Power Fund, LP
          Indeck Harbor, LLC
            Harbor Cogeneration Company

5.       BLACK HILLS GENERATION, INC.

Black Hills Corporation
  Wyodak Resources Development Corporation
    Black Hills Generation, Inc.

 6.      HUDSON FALLS, LLC

Black Hills Corporation
  Black Hills Energy Capital, Inc.
    Adirondack Hydro Development Corporation
      Hudson Falls, LLC

7.       ADIRONDACK OPERATING SERVICES, LLC

Black Hills Corporation
  Black Hills Energy Capital, Inc.
    Adirondack Hydro Development Corporation
      Adirondack Operating Services, LLC

8.       SISSONVILLE LIMITED PARTNERSHIP

Black Hills Corporation
  Black Hills Energy Capital, Inc.
    Adirondack Hydro Development Corporation
      Sissonville Corporation
      Sissonville II, LLC
        Sissonville Limited Partnership

9.       NYSD LIMITED PARTNERSHIP

Black Hills Corporation
  Black Hills Energy Capital, Inc.
    Adirondack Hydro Development Corporation
      State Dam Corporation
      State Dam II, LLC
        NYSD Limited Partnership

10.      WARRENSBURG HYDRO POWER LIMITED PARTNERSHIP

Black Hills Corporation
  Black Hills Energy Capital, Inc.
    Adirondack Hydro Development Corporation
      Warrensburg Corporation
      Warrensburg II, Corporation
        Warrensburg Hydro Power Limited Partnership

11.      NORTHERN ELECTRIC POWER COMPANY, LP

Black Hills Corporation
  Black Hills Energy Capital, Inc.
    Adirondack Hydro Development Corporation
      Hudson Falls, LLC
        Northern Electric Power Company, LP

12.      JAMAICA PRIVATE POWER COMPANY

Black Hills Corporation
  Black Hills Energy Capital, Inc.
    EIF Investors Fund II, LP
      Jamaica Private Power Company

13.      P.A. DON PEDRO, S.A.

Black Hills Corporation
  Black Hills Energy Capital, Inc.
    EIF Investors Fund II, LP
      P.A. Don Pedro S.A.

14.      P.H. RIO VOLCAN, S.A.

Black Hills Corporation
  Black Hills Energy Capital, Inc.
    EIF Investors Fund II, LP
      P.H. Rio Volcan, S.A.

15.      BERKSHIRE POWER COMPANY, LLC

Black Hills Corporation
  Black Hills Energy Capital, Inc.
    EIF Investors Fund III, LP
      Berkshire Power Company, LLC

16.      MASSPOWER

Black Hills Corporation
  Black Hills Energy Capital, Inc.
    EIF Investors Fund III, LP
     MASSPOWER

                             BLACK HILLS CORPORATION

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this __________ day of December, 2000.

                       Black Hills Corporation

                       By       James M. Mattern
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                                James M. Mattern
                                Senior Vice President, Corporate Administration and Assistant to the Chief Executive Officer

Corporate Seal

Attest:


Roxann R. Basham
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Roxann R. Basham, CPA
Corporate Secretary and
Vice President /Controller



Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed.

                  Roxann R. Basham
                  Corporate Secretary and
                  Vice President /Controller
                  Post Office Box 1400
                  Rapid City, SD 57709